Solitario Resources Corporation
Common Shares
83422R106
December 31, 2005


CUSIP 83422R106
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 4,486,800

6. 251,900

7. 4,486,800

8. 251,900

9. 251,900

10. n/a

11. 0.9%

12. BD


Item 1
(a) Solitario Resources Corporation
(b) 4251 Kipling Street, Suite 390
    Wheat Ridge, Colorado
    80033
    USA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 83422R106

Item 3
n/a

Item 4
(a) 251,900
(b) 0.9%
(c) (i) 4,486,800
    (ii) 251,900
    (iii) 4,486,800
    (iv)  251,900

Item 5
N/A

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
January 6, 2005
Neal Nenadovic
Chief Financial Officer